Mail Stop 4561

March 11, 2009

Mr. Christopher R. Reidy
Chief Financial Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ 07068

> **Re: Automatic Data Processing, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for the Quarterly Period Ended December 31, 2008**
> **Filed February 9, 2009**
> **File No. 001-05397**

Dear Mr. Reidy:

We have reviewed your response letter dated January 13, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 29, 2008.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 72

1.   Your management report on internal control over financial reporting should contain a statement that your registered public accounting firm has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 15

2.   We have reviewed your response to our prior comment number 4. It is unclear to us how you determined the judgments and assumptions underlying the fair value measurements do not warrant disclosure as a critical accounting policy. In consideration that the majority of your available-for-sale securities are classified as Level 2 investments, it appears that the judgments and assumptions underlying the fair value measurements are significant to your securities. We reissue our prior comment to provide disclosures in your critical accounting policies to discuss the judgments and assumptions underlying your fair value measurements, the sensitivity of your measurements to those assumptions, and details about the methodology and inputs you use to determine the fair value of your investments.

Financial Condition, Liquidity and Capital Resources

Quantitative and Qualitative Disclosures about Market Risk, page 22

3.   Your response to our prior comment number 5 indicates that as part of your extended and long portfolio strategy, you use current proceeds collected as a result of certain client fund obligations to satisfy other unrelated existing client fund obligations. We believe that you should provide enhanced disclosures to clarify your use of this practice. In addition, we continue to believe that you should disclose the risks and uncertainties associated with this practice.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matt Crispino, Staff Attorney, at (202) 551-3456 or Jay Ingram, Senior Staff Attorney, at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief